[Bryan Cave letterhead]
January 20, 2012
VIA EDGAR
Norman von Holtzendorff
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Post Holdings, Inc.
Registration Statement on Form 10
Amendment No. 3 Filed January 19, 2012
File No. 1-35305
Ladies and Gentlemen:
     Thank you for taking the time to discuss the proposed disclosure and plans of Post Holdings, Inc. in connection with the above-referenced Registration Statement on Form 10 (“Form 10”). Per our discussion, please find attached hereto as Annex A the draft additional disclosure proposed to be included in the Form 10.
     If you have any questions or if you require any additional information with respect to these matters, please contact the undersigned via telephone at (314) 259-2149 or via facsimile at (314) 552-8149.

Best regards,

/s/ R. Randall Wang
R. Randall Wang
Bryan Cave LLP

cc:	Gregory A. Billhartz (Post Holdings, Inc.)
Diedre J. Gray (Post Holdings, Inc.)
Jeffrey A. Zadoks (Post Holdings, Inc.)

Annex A
Recent Developments
Preliminary Unaudited Selected Financial and Other Data for the First Quarter of Fiscal 2012
     The preliminary financial data discussed below has been prepared by, and is the responsibility of, Post’s management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The preliminary estimates discussed below are subject to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for the first quarter are finalized. Therefore, our actual results may differ materially from these estimates.
     The following are preliminary estimates for the quarter ended December 31, 2011:
•	net sales of between $215 million and $225 million;

•	operating profit of between $29 million and $33 million; and

•	based on data available from A. C. Nielsen, Post’s monthly market share was 10.7% for October, 11.5% for November and 11.1% for December, after holding at 10.4% for both August and September.
     We have provided a range for our preliminary unaudited estimates of net sales and operating profit because our financial closing procedures for the first quarter of 2012 are not yet complete. It is possible that our final reported results may not be within the ranges we currently estimate, and the difference may be material.
     During the first quarter, Post’s new management team undertook a brand-by-brand business review. This review resulted in the general conclusion that additional strategic steps were needed to stabilize the business and the competitive position of the Post brands. In part, this determination resulted in the goodwill and other intangible asset impairment charges incurred in the fourth quarter of fiscal 2011 (see further discussion in “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Critical Accounting Policies and Estimates” and Notes 2 and 4 of “Notes to Combined Financial Statements”).
     We believe our operating results for the first quarter of fiscal 2012 were negatively impacted by average retail pricing and trade spend. In management’s opinion, Post’s portfolio of brands requires additional investment in the form of more sophisticated trade spending and consumer support to stabilize and grow market share, which management considers its top priority. Management undertook actions in the first quarter of fiscal 2012 that resulted in increased trade spending and consumer promotion consistent with its focus on growing market share and stabilizing the brands. We believe the benefits of these actions will not be realized until later in fiscal 2012; however, they had the effect of reducing operating profit margins during the quarter ended December 31, 2011.
     Our preliminary unaudited financial data discussed above constitute forward-looking statements, as referred to in “Forward-Looking Statements.” These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this document to conform these statements to actual results or to changes in our expectations.
New Risk Factor under “Risks Related to Our Business” on page 19
     Our actual operating results may differ significantly from our preliminary estimated results.
     In this document under the caption “—Preliminary Unaudited Selected Financial and Other Data for the First Quarter of 2012,” we present certain preliminary unaudited financial data for the fiscal quarter ended December 31, 2011. This preliminary financial data consists of estimates derived from our internal books and records and has been prepared solely by our management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial data, nor has PricewaterhouseCoopers LLP expressed any opinion or any other form of assurance with respect thereto. Our preliminary results are subject to change during the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for the first quarter are finalized. Therefore, our actual results may differ materially from these estimates. Because our financial closing procedures for the first quarter of 2012 are not yet complete, we have provided a range for certain of the preliminary financial data included in this document. However, it is possible that our final reported results may not be within the ranges we currently estimate, and the difference may be material. In addition, our preliminary results for the first quarter are not necessarily indicative of our operating results for any future quarter or our results for the full fiscal year.
Additional Language in “Forward-Looking Statements “on page 33 (new language is underlined)
Forward-looking statements are made throughout this information statement. These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “expect,” “project,” “estimate,” “anticipate,” “intend,” “plan,” “will,” “can,” “may,” or similar expressions elsewhere in this report. Our results of operations and financial condition may differ materially from those in the forward-looking statements. Such statements are based on management’s current views and assumptions, and involve risks and uncertainties that could affect expected results. Those risks and uncertainties include but are not limited to the following:
* * *

•	changes in weather conditions, natural disasters and other events beyond our control; ~~and~~

•	business disruptions caused by information technology failures; and

•	other risks and uncertainties included under “Risk Factors” in this document.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this document to conform these statements to actual results or to changes in our expectations.